Exhibit 21.1
List of Subsidiaries

Entity	Jurisdiction
Shopoff Partners, L.P.	Delaware

Shopoff General Partner, L.L.C.	Delaware

Shopoff T.R.S., Inc.	Delaware

SPT — SWRC, LLC	Delaware

SPT Lake Elsinore Holding Co., LLC	Delaware

SPT Real Estate Finance LLC	Delaware